Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

For the years ended April 30, 2007, 2006 and 2005

(expressed in Canadian dollars)

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets. Management has concluded that there has been no change in the Company’s internal control over financial reporting during the year ended April 30, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

“Paul A. Parisotto”

Paul A. Parisotto

President and Chief Executive Officer

“Thomas C. Dawson”

Thomas C. Dawson

Chief Financial Officer and Corporate Secretary

July 25, 2007

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

July 25, 2007

Independent Auditors’ Report

To the Shareholders of

Arizona Star Resource Corp.

We have audited the accompanying consolidated balance sheets of Arizona Star Resource Corp. as at April 30, 2007and 2006 and the consolidated statements of deficit, operations and cash flows for each of the two years in the period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit as of April 30, 2007 and 2006 and for the years then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Balance Sheets

As at April 30, 2007 and 2006

(expressed in Canadian dollars, except for shares)

	2007 $	2006 $
Assets

Current assets
Cash and cash equivalents	2,631,884	4,688,050
Short term money market investments	4,002,463	-
Accounts receivable	12,182	75,004
Prepaid expenses	106,001	78,774

	6,752,530	4,841,828

Investments (note 3)	-	86,521

Resource properties (note 4)	38,698,602	37,116,424

	45,451,132	42,044,773
Liabilities

Current liabilities
Accounts payable and accrued liabilities	143,843	2,045,156

Future income tax liabilities (note 9)	4,075,495	3,778,000

Asset retirement obligation (note 5)	294,234	137,814

	4,513,572	5,960,970
Shareholders’ Equity

Capital stock (note 6)
Authorized
100,000,000 common shares, without par value

Issued
42,325,937 (2006 – 41,600,937) common shares	56,725,329	50,762,829

Contributed surplus (note 6)	2,411,234	2,052,734

Deficit	(18,199,003)	(16,731,760)

	40,937,560	36,083,803

	45,451,132	42,044,773

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

       ”Paul A. Parisotto”            Director

    ”Thomas C. Dawson”            Director

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Balance Sheets

As at April 30, 2007 and 2006

(expressed in Canadian dollars, except for shares)

	2007 $	2006 $	2005 $

Deficit - Beginning of year	16,731,760	15,327,134	10,882,804

Loss for the year	1,467,243	1,404,626	4,444,330

Deficit - End of year	18,199,003	16,731,760	15,327,134

See accompanying notes to consolidated financial statements

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Operations

For the three years ended April 30, 2007, 2006 and 2005

(expressed in Canadian dollars, except for shares)

	2007 $	2006 $	2005 $

Expenses
Office and administrative	(550,700)	(478,139)	(326,171)
Shareholder meetings and communication costs	(305,622)	(223,931)	(470,040)
Director severances	-	-	(150,000)
Professional fees	(493,627)	(230,226)	(117,783)
Directors’ fees	(232,855)	(204,090)	(32,846)
Legal, advisory and Special Committee costs related to Proposed Offer (note 7)	-	-	(1,659,872)

Loss before the following	(1,582,804)	(1,136,386)	(2,756,712)

Stock-based compensation (note 6)	(358,500)	(730,000)	(1,322,734)

Write-off of resource property (note 4)	-	-	(840,434)

Gain on sale of investment (note 3)	291,068	-	-

Interest income	176,057	132,377	85,794

Foreign exchange gain	6,936	329,383	389,756

Loss for the year	(1,467,243)	(1,404,626)	(4,444,330)

Loss per common share - basic and diluted	(0.03)	(0.03)	(0.11)

Weighted average number of common shares outstanding	41,994,567	41,600,937	40,742,690

See accompanying notes to consolidated financial statements

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Cash Flows

For the three years ended April 30, 2007, 2006 and 2005

(expressed in Canadian dollars)

	2007 $	2006 $	2005 $
Cash flows from operating activities
Loss for the year	(1,467,243)	(1,404,626)	(4,444,330)
Items not affecting cash
Stock-based compensation	358,500	730,000	1,322,734
Asset retirement obligation expense	13,093	6,563	-
Write-off of resource property	-	-	840,434
Gain on sale of investment (note 3)	(291,068)	-	-
Foreign exchange gain	(6,936)	(329,383)	(389,756)

	(1,393,654)	(997,446)	(2,670,918)
Changes in non-cash working capital
Accounts receivable	62,822	(45,270)	(25,280)
Prepaid expenses	(27,227)	(44,899)	(27,039)
Accounts payable and accrued liabilities	(109,272)	(1,125,864)	1,298,093

	(1,467,331)	(2,213,479)	(1,425,144)

Cash flows from financing activities
Common shares issued - net of issue costs	5,887,500	-	4,982,100
Common shares issued for cash on exercise of stock options	75,000	-	485,000

	5,962,500	-	5,467,100

Cash flows from investing activities
Proceeds on sale of investment	377,589	-	-
Investment in short-term money market investments	(4,002,463)	-	-
Current year acquisition, exploration and development expenditures	(1,114,356)	-	(130,630)
Acquisition, exploration and development expenditures accrued in the previous fiscal year	(1,792,041)	-	-
Option payment on Agua de la Piedra property option (note 4)	-	-	313,437

	(6,531,271)	-	182,807

Effect of exchange rate changes on cash and cash equivalents	(20,064)	(140,617)	4,756

Increase (decrease) in cash and cash equivalents	(2,056,166)	(2,354,096)	4,229,519

Cash and cash equivalents - Beginning of year	4,688,050	7,042,146	2,812,627

Cash and cash equivalents - End of year	2,631,884	4,688,050	7,042,146

Supplementary information
Accounts payable related to resource properties	-	1,792,041	-

See accompanying notes to consolidated financial statements

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

Nature of operations

Arizona Star Resource Corp. (“Arizona Star”) and its subsidiary companies (collectively “the Company”) are engaged in the acquisition, evaluation and exploration of mineral properties. The Company’s mineral properties, located in Chile as disclosed in note 4, have not generated any revenues to date and are considered to be in the exploration stage.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.  The Company is in the exploration stage and has not yet reached commercial production.  In addition to its working capital requirements, the Company currently has estimated capital requirements of US$3.3 million to December 31, 2008 to fund care and maintenance for the balance of the 2007 calendar year and the 2008 calendar year (US$0.5 million and US$0.8 million respectively), and to fund approved project work (US$2.0 million) for the next twelve months.

Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Arizona Star and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of a joint venture in which the Company has an interest. Intercompany transactions have been eliminated. The Company’s wholly-owned subsidiaries include: Arizona Star Resource (Bermuda) Ltd., Minera Estrella de Oro Limitada, Imperial Gold Corporation and the Company’s proportionate interest in Compania Minera Casale (“CMC”) (note 4).

Use of estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied are mineral reserves and resources, asset valuations, stock-based compensation, future income tax valuation reserves and environmental post-closure obligations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments which have a maturity of three months or less.

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

Short term money market investments

Short term money market investments include highly liquid money market instruments which have an original maturity of over three months.

Investments

Investments not subject to significant influence are accounted for using the cost method. Investments are written down when, in the opinion of management, there has been a permanent impairment in the value of an investment.

Resource properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made.

The Company’s management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and mineralization expected to be classified as reserves, and operating, capital and reclamation costs on an undiscounted basis. When the carrying value of a long-lived asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title as such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation

The Company’s foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

•

monetary items are translated at the rates prevailing at the balance sheet date;

•

non-monetary items are translated at historical rates;

•

revenues and expenses are translated at the average rates in effect during applicable accounting periods except for depreciation and amortization which are translated at historical rates;

•

exchange gains and losses on foreign currency translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations

Asset retirement obligations are measured initially at fair value (using present value methodology) and the resulting costs are capitalized. The liability is accreted over time through periodic charges to operations. In subsequent periods, the Company adjusts the carrying amounts of the asset or liability for changes in estimates of the amount or timing of underlying future cash flows.

Stock-based compensation

Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, calculated using the Black-Scholes option pricing model, the cost of which is recognized over the vesting periods of the respective options.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term nature of these instruments.

Investments

During the year, the Company sold its 61,800 shares common shares in Bema Gold Corp. (“Bema”) and recorded a gain on sale of $291,068.

Resource properties

	2007	2006
	$	$

Balance - Beginning of year	37,116,424	35,324,383

Additions during the year
Increase in asset retirement obligation	143,327	-
Increase in future income tax liability	324,495	-
Ongoing land holding and development costs	1,114,356	1,792,041
	1,582,178	1,792,041

Balance - End of year	38,698,602	37,116,424

Cerro Casale Property

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick Gold Corporation (“Barrick”) for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in Compania Minera Casale which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema in proportion to their holdings in CMC.  This resulted in Arizona Star having a 51% interest and Bema a 49% interest in CMC.

On February 27, 2007, Kinross Gold Corporation (“Kinross”) announced it had completed its acquisition of Bema (hereinafter referred to as either Bema or Kinross depending on the context).

Arizona Star and Kinross are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Kinross are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Kinross may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Kinross the rights and interests acquired by Placer Dome Inc. (“Placer”) in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures made by Placer and a royalty interest of 3% of net smelter returns.  At closing, Arizona Star paid a total of US$1,417,107 (Cdn$1,584,300) in cash to Barrick in final settlement of the Company’s share of costs incurred by Placer and Barrick, and, together with Kinross, assumed the obligation to make the payments described above if construction proceeds.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Kinross have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without the consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Kinross to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Property.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provided, among other things, that if Placer no longer, directly or indirectly, owned shares in CMC, its interest in the Aldebaran property would be transferred back to the Company and Bema , and if the majority of members of the Board of Directors of Arizona Star did not consist of persons nominated by Bema, that the Company would transfer to Bema  that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest would equal the net present value (“NPV”) of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph would be indefinitely suspended and entered into another agreement which provides that, notwithstanding their respective shareholdings in CMC, they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Kinross will act as general manager of the Property under the instructions of a joint management committee; that Kinross will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures in the relative ratios of their interests in the project (the Company 51%, Kinross 49%).

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

Asset retirement obligation

The Company’s asset retirement obligation relates to site restoration and clean-up costs of the Cerro Casale deposit located in Chile.

A reconciliation of the asset retirement obligation provision is as follows:

	2007 $	2006 $

Balance - Beginning of year	137,814	131,251
Increase in obligation resulting from acquisition of 51% interest (note 4)	143,327	-
Accretion expense	13,093	6,563
	156,420	6,563

Balance - End of year	294,234	137,814

The provision for the asset retirement obligation is based on the following key assumptions:

•

total undiscounted cash flows of $710,428, expected to occur in 2025.

•

a credit adjusted risk-free rate of 5% at which the estimated cash flows have been discounted.

Capital stock and contributed surplus

a)

Capital stock

		2007		2006		2005

	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance - Beginning of year	41,600,937	50,762,829	41,600,937	50,762,829	40,315,937	45,295,729

Issued during the year
For cash - net of issue costs	650,000	5,887,500	-	-	800,000	4,982,100
For cash on exercise of directors’ and employees’ stock options	75,000	75,000	-	-	485,000	485,000

Balance - End of year	42,325,937	56,725,329	41,600,937	50,762,829	41,600,937	50,762,829

On October 27, 2006, the Company concluded a private placement of 650,000 common shares at a price of $9.25 per share for total gross proceeds of $6,012,500.  These shares were subject to a four-month hold period.  The Company paid costs associated with the private placement of $125,000.

On January 26, 2005, the Company completed the issue of 800,000 common shares by way of private placement at $6.40 per common share for gross proceeds of $5,120,000.  A 2% finder’s fee was paid to an independent party on closing.

b)

Stock options

As at April 30, 2007, the Company had outstanding directors’ and employees’ stock options for a total of 625,000 common shares. As at April 30, 2007, a total of 1,075,000 stock options were available for grant under the shareholder-approved Stock Option Plan.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted average exercise price $

Outstanding as at April 30, 2004	560,000	1.00
Exercised	(485,000)	1.00
Granted	1,125,000	5.10
Cancelled	(825,000)	4.39

Outstanding as at April 30, 2005	375,000	5.80
Granted	250,000	6.64

Outstanding as at April 30, 2006	625,000	6.14
Granted	75,000	12.75
Exercised	(75,000)	1.00

Outstanding as at April 30, 2007	625,000	7.55

The following are the stock options outstanding and exercisable at April 30, 2007.

Expiry Date	Black-Scholes Value	Options outstanding as at April 30, 2007	Exercisable as at April 30, 2007	Weighted average number of years remaining	Exercise price $
December 15, 2009	$412,500	300,000	300,000	2.63	7.00
November 7, 2010	$95,250	75,000	75,000	3.52	5.80
December 22, 2010	$222,250	175,000	175,000	3.65	7.00
May 4, 2011	$358,500	75,000	-	4.01	12.75

May 2004 Grant

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004 by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. Pursuant to an agreement dated December 16, 2004 between the parties, all of these stock options were cancelled and the legal action was dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus.

The fair value of the options granted and vested has been calculated using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.00%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

December 2004 Grant

On December 22, 2004, the Company granted 300,000 stock options to senior management and directors at an exercise price of $7.00. The options vested immediately, have a term of five years and were subject to a two-stage exercise condition designed to better align option compensation with the interests of shareholders. These option grants required a $12.40 share price for 10 successive days for the option to become exercisable and, in addition, once this test had been met, the Company’s share price performance must have had exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options would have been cancelled.

The fair value of these options has been calculated to be $412,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.5%
Expected life of option of 5 years
Expected volatility of 50%
Dividend yield rate of nil%

At the time of the grant, the Company determined that it was not possible to determine whether these options would become exercisable, and therefore did not recognize any related expense in the year ended April 30, 2005.  During the year ended April 30, 2006, the Company established that it was reasonably certain that the options would become exercisable, and recognized the expense of $412,500.  All requirements for exercising were met on May 2, 2006.

November and December 2005 Grants

The Company granted a further 75,000 stock options on November 8, 2005 to a director of the Company (with an exercise price of $5.80).  On December 23, 2005, the Company granted 150,000 stock options to two officers of the Company, and 25,000 options to a consultant with an exercise price of $7.00.  Both the November 8, 2005 and December 23, 2005 grants vested immediately and were subject to the same two-stage conditions as described under the December 2004 grant section above.  All requirements for exercising were met on May 2, 2006.

The fair value of these options has been calculated to be $317,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.5%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

The fair value of the options granted December 2004, November 2005, and December 2005 of $730,000 was recorded in the year ended April 30, 2006.

May 2006 Grant

The Company granted 75,000 stock options in May 2006 to a director of the Company with an exercise price of $12.75 per option, and a term of five years.  These options vested immediately, and are exercisable after one year.  The fair value of these options has been calculated to be $358,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 4.0%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

The fair value of $358,500 was charged to expenses on the Statement of Operations and credited to Contributed Surplus during the year.

There were no options which were not exercised and which expired during the years presented, nor were there any options which were forfeited during the years presented.

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

c)

Contributed surplus:

Amount

Balance, April 30, 2004	$ -
Recognition of stock-based compensation expense	1,322,734
Balance, April 30, 2005	1,322,734
Recognition of stock-based compensation expense	730,000
Balance, April 30, 2006	2,052,734
Recognition of stock-based compensation expense	358,500
Balance, April 30, 2007	$ 2,411,234

Legal, advisory and Special Committee costs relating to Proposed Offer

On December 20, 2004, Bema announced that it intended to make an offer (the “Proposed Offer”) to all Arizona Star shareholders to exchange for 1.85 shares of Bema for each share of Arizona Star.  As a result of the Proposed Offer, the Company incurred legal, advisory and Special Committee fees to review the Proposed Offer, provide the Company shareholders with a Fairness Opinion about the Proposed Offer, and to assist the board in considering strategic alternatives to maximize shareholder value. The cost incurred to April 30, 2005 relating to the Proposed Offer totalled $1,659,872.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer.

Related party transactions

As at April 30, 2007, $15,667 (2006 - $14,000) was owed to directors or companies controlled by directors of the Company for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing, and were paid in full subsequent to the year end.

During the year ended April 30, 2007, the Company recorded $150,000 (2006 - $160,000) as management fees paid or accrued to a company controlled by the President & CEO of the Company.  This compensation of $12,500 per month is pursuant to a management services agreement, and is included in Office and administrative expense

Also included in Office and administrative expense is $44,000 (2006 - $44,000) paid to the CFO of the Company for the year, pursuant to an agreement with the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

Income taxes

The Company’s income tax provision has been calculated as follows:

	2007 $	2006 $	2005 $

Loss for the year	(1,467,243)	(1,404,626)	(4,444,330)

Income tax recovery at Canadian federal and provincial statutory rates	484,190	444,143	1,583,071
Current year assets/losses not recognized	(416,200)	(296,075)	(1,227,591)
Permanent differences	(67,990)	(148,068)	(355,480)

Provision for income taxes	-	-	-

The Company’s future income tax assets as at April 30, 2007 and 2006 are summarized as follows:

	2007 $	2006 $

PP&E and resource properties	91,777	80,840
Non-capital losses carried forward	1,601,321	1,417,320

Net future income tax asset	1,693,098	1,498,160

Valuation allowance	(1,693,098)	(1,498,160)

Net future income tax asset recorded	-	-

The Company has recorded a valuation allowance of $1,693,098 in respect of its Canadian losses of $4,853,000 as at April 30, 2007 because of the uncertainty of their future utilization in the carryforward period.

As at April 30, 2007, the Company has available non-capital loss carryforwards for Canadian federal and Ontario income tax purposes that will expire as follows:

$
2027	1,189,000
2026	834,000
2015	2,555,000
2014	186,000
2010	89,000

The future income tax liabilities amount relates to

i)   the sale of CMA in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, a future income tax liability has been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs.

This future income tax liability is denominated in United States dollars and is translated into Canadian dollars at the rate prevailing at the balance sheet date.

ii)   the payment in June 2006 relating to costs associated with certain Cerro Casale costs paid in Canada, and not deductible for Canadian tax purposes.  This future income tax liability amount is denominated in Canadian dollars.

10.

Difference between Canadian and United States generally accepted accounting principles (GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Had the Company prepared the consolidated financial statements in accordance with US GAAP, certain items on the consolidated balance sheets and the consolidated statements of operations, deficit and cash flows would have been reported as follows:

Consolidated balance sheets

	2007 $	2006 $
Assets
Canadian GAAP	45,451,132	42,044,773
Differences in fair value of available-for-sale investments	-	304,080
Resource properties	(38,698,602)	(37,116,424)

Assets, US GAAP	6,752,530	5,232,429

Liabilities
Canadian GAAP	4,513,572	5,960,970
Future income tax liabilities	(4,075,495)	(3,778,000)

Liabilities, US GAAP	438,077	2,182,970

Shareholders’ Equity
Canadian GAAP	40,937,560	36,083,803
Resource properties	(38,698,602)	(37,116,424)
Difference in fair value of available-for-sale investments	-	304,080
Future income tax liabilities	4,075,495	3,778,000

Shareholders’ Equity
US GAAP	6,314,453	3,049,459

Liabilities and Shareholders’ Equity, US GAAP	6,752,530	5,232,429

Consolidated statements of operations

		Years ended April 30,

	2007 $	2006 $	2005 $

Loss for the year, Canadian GAAP	(1,467,243)	(1,404,626)	(4,444,330)
Foreign exchange loss (gain) on future income tax liability (note 10(d))	(27,000)	(470,000)	(389,756)
Resource properties	(1,257,683)	(1,792,041)	(136,880)
Resource property option payment	-	-	313,437
Write-off of previously expensed mineral properties	-	-	840,434
Stock-based compensation expense (note 10(f)(ii))	-	-	(372,600)
Options issued to directors and officers (note 10(f)(i))	-	412,500	801,600

Loss, US GAAP, before comprehensive income adjustments	(2,751,926)	(3,254,167)	(3,388,095)

Foreign exchange gain	-	-	4,756
Available-for-sale securities	(304,080)	231,800	(59,400)

Comprehensive loss for the year, US GAAP	(3,056,006)	(3,022,367)	(3,442,739)

Net loss for the year per common share, US GAAP	(0.07)	(0.07)	(0.08)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

Consolidated statements of cash flows

	2007 $	2006 $	2005 $

Cash flows used in operating activities, Canadian GAAP	(1,467,331)	(2,213,479)	(1,425,144)
Acquisition and exploration expenditures	(2,906,397)	-	(130,630)
Option payment on Agua de la Piedra property	-	-	313,437

Cash flows used in operating activities, US GAAP	(4,373,728)	(2,213,479)	(1,242,337)

Cash flows from financing activities, Canadian GAAP and US GAAP	5,962,500	-	5,467,100

Cash flows from (used in) investing activities, Canadian GAAP	(6,531,271)	-	182,807
Acquisition and exploration expenditures	2,906,397	-	130,630
Option payment on Agua de la Piedra property	-	-	(313,437)

Cash flows from investing activities, US GAAP	(3,627,874)	-	-

Effect of exchange rate changes on cash and cash equivalents	(20,064)	(140,617)	4,756

Net increase (decrease) in cash and cash equivalents, US GAAP	(2,056,166)	(2,354,096)	4,229,519

a)

Exploration expenditures and undeveloped mineral interests

Mineral property exploration and acquisition expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2, “Summary of significant accounting policies.” Under US GAAP, property acquisition costs are capitalized and exploration costs are expensed as incurred. When proven and probable reserves are determined for a property, subsequent development expenditures incurred on the property are capitalized. Under Canadian GAAP, exploration and associated costs relating to non-specific properties are expensed in the period incurred. Acquisition and exploration costs relating to specific properties for which economically recoverable reserves are unproven may be deferred until the project to which they relate is sold, abandoned, placed into production or becomes impaired.

b)

Marketable securities and investments

Under Canadian GAAP, marketable securities are carried at the lower of cost and market value. Under US GAAP, the Company’s marketable securities are classified as available-for-sale securities. Under Canadian GAAP, investments in the shares of public companies over which the Company does not exercise significant influence are classified as long-term investments and are carried at cost unless there is an other than temporary impairment in value. Under US GAAP, certain investments held by the Company are classified as available-for-sale securities.

Available-for-sale securities are not held principally for the purpose of selling in the near term, and are for US GAAP purposes reported at fair value as at the balance sheet dates with any holding gains or losses not already reported on the consolidated statements of operations reported as a separate component of shareholders’ equity until realized or until an other than temporary decline in value occurs.

c)

Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (SFAS No. 143), “Accounting for Asset Retirement Obligations.” SFAS No.143, effective for financial statements issued for fiscal years beginning after June 15, 2002, is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after January 1, 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective May 1, 2004 on a retroactive basis, and SFAS No. 143 for US GAAP purposes effective May 1, 2003.

d)

Future income tax liability

Under Canadian GAAP, the Company is required to record a future income tax liability related to the timing difference between the book value and tax basis of mineral resource properties. Since the mineral resource properties have been expensed under US GAAP, no tax liability is recognized for this timing difference.

e)

Foreign exchange

The Company has recorded a future income tax liability under Canadian GAAP related to the difference between the book value and tax basis of mineral exploration properties. The majority of the Company’s foreign exchange changes under Canadian GAAP relate to this future income tax liability. Under US GAAP, because the value of the exploration properties is expensed as incurred, there is no difference between book and tax values and, therefore, no future income tax liability and no foreign exchange gains or losses. The amount of the foreign exchange changes related to the future income tax liability has been excluded from the US GAAP figures.

f)

Stock-based compensation

i)

For Canadian reporting, the Company uses fair value accounting for all stock options issued. For United States reporting, the Company adopted FAS123(R) “Share Based Payment” on a modified prospective basis, without restatement of prior year periods.  Under this new accounting policy, the Company uses fair value accounting for all stock options issued consistent with Canadian reporting.

Prior to May 1, 2005, the Company used the intrinsic value method in its United States reporting for options granted to employees, directors and officers, and fair value for options granted to others. Accordingly, the options issued to directors and officers and vested before May 1, 2005 did not result in a charge to income under US GAAP.

ii)

On July 4, 2001, the Company repriced the exercise price of 635,500 stock options from $1.50 to $1.00. Under FASB Interpretation No. 44 (“FIN44”), if the exercise price of a fixed stock option award is reduced, variable accounting applies to the option award until the date the award is exercised, forfeited or expired unexercised.  Under US GAAP, the Company recorded additional stock-based compensation for these repriced options in the years ended 2004 and 2005. The adoption of FAS 123(R) as described above means that these options have no impact on the Company's reported results for 2006 and 2007 under US GAAP.

g)

Recent accounting pronouncements

Mineral rights

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The EITF reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”), and EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets.” The FSPs amend SFAS Nos. 141 and 142 to conform them to the EITF consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. These issues did not have an impact on the Company’s consolidated financial statements.

In March 2004, the EITF issued EITF 04-03, “Mining Assets’ Impairment and Business Combinations.” EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS No. 141 and when testing the mining assets for impairment in accordance with SFAS No. 144. The consensus is effective for reporting periods beginning after March 31, 2004, but earlier adoption is permitted. This issue did not have an impact on the Company’s consolidated financial statements.

Income taxes

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”.  The interpretation is effective for fiscal years beginning on or after December 15, 2006.  The Company will adopt this interpretation on May 1, 2007, and is currently assessing the impact of the adoption on its consolidated financial statements.

Fair value measurement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute.  SFAS 157 also expands disclosures about fair value measurement.  This statement is effective for fiscal years beginning on or after November 15, 2007.  The Company will adopt this statement on May 1, 2008, and is currently assessing the impact of adoption on its consolidated financial statements.

Hybrid financial instruments

Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) was issued in February 2006.  This statement allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.   The statement is effective for fiscal years beginning after September 15, 2006.  The Company is currently reviewing the impact of this statement.

Fair value option for financial assets and financial liabilities

Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), was issued in February 2007.  The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions.  SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted.  The Company is currently reviewing the impact of this statement.

Stock-based compensation

The FASB has issued FAS 123(R) "Share Based Payment", which requires compensation expense to be recognised for all stock-based compensation. The Company has adopted FAS 123(R) effective from May 1, 2005, as described in Note 10(f)(i).

Recent Canadian accounting developments

Effective May 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes”.  The Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective May 1, 2007, the Company will be required to adopt the CICA Handbook Section 1530, “Comprehensive Income”. This Section establishes standards for reporting and display of comprehensive income.  It does not address issues of recognition or measurement for comprehensive income and its components.  The Section will see the introduction of Statement of Comprehensive Income.  The Company believes the impact of the adoption of this Section will have little impact on results and has applied the standard for its U.S. GAAP disclosures in the past.

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2007, 2006 and 2005

(expressed in Canadian dollars unless otherwise stated)

Effective May 1, 2007, the Company will be required to adopt the CICA Handbook Section 3251, “Equity” which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective May 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, and to adopt Section 3861 “Financial Instruments – disclosure and presentation“ which replaces Section 3860.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 provides standards for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; the classification of related interest, dividends, losses and gains; the circumstances in which financial assets and financial liabilities are offset and disclosures about financial instruments and non-financial derivatives. The Company is assessing the impact of the adoption of the Sections on the consolidated financial statements of the Company.

The CICA has issued CICA 3855, “Financial Instruments - Recognition and Measurement,” and CICA 3865 “Hedges.” These require that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting should be recognized in the balance sheet and measured at fair value, with changes in value recognized in income. The Company does not expect these standards to have a material impact on its financial position or results from operations.

Effective May 1, 2007, the Company will be required to adopt the CICA Handbook Section 3865, “Hedges”.  This Section establishes standards for when and how hedge accounting may be applied.  Hedge accounting is optional.  The adoption of Section 3865 is not expected to have a material impact on the consolidated financial statements of the Company.

Contractual Commitment

The Company has engaged a financial advisor to assist it in its efforts to maximize shareholder value. Under the terms of this contract, success fees will accrue to the financial advisor in the event of certain circumstances.